UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                [GRAPHIC OMITTED]
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    333-61610
                            (Commission File Number)

(Check One):      [_] Form 10-KSB  [_] Form 20-F   [_] Form 11-K   [_] Form 10-D
                  [X] Form 10-QSB  [_] Form N-SAR  [_] Form N-CSR



      For Period Ended:   June 30, 2006

      |_|  Transition Report on Form 10-K
      |_|  Transition Report on Form 20-F
      |_|  Transition Report on Form 11-K
      |_|  Transition Report on Form 10-Q
      |_|  Transition Report on Form N-SAR
      For the Transition Period Ended: _________________________

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  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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


PART I -- REGISTRANT INFORMATION

                        Brainstorm Cell Therapeutics Inc.
                             Full Name of Registrant

               Former Name if Applicable: Golden Hand Resources Inc.

                          110 East 59th Street, 25th Floor
             Address of Principal Executive Office (Street and Number)

                               New York, NY 10022
                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
|X| due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the three months ended June 30, 2006 could not be filed by the prescribed due date of August 14, 2006 because the registrant has not yet finalized its financial statements for such three month period due to an internal ongoing review, the outcome of which may affect the financial statements of the registrant that are to be included in the registrant's Quarterly Report on Form 10-QSB. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant's Quarterly Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David Stolick         (212)               557-9000
----------------------  ----------       ------------------
       (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Brainstorm Cell Therapeutics Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2006
                                     By:  /s/ Yoram Drucker
                                          --------------------------------
                                          Yoram Drucker
                                          Chief Operating Officer